Exhibit 17.1

Geoffrey Wolf
2B Chemin du Piacet
CH1295, Tannay, Vaud
Switzerland

November 30, 2017

Board of Directors
Opiant Pharmaceuticals, Inc.
201 Santa Monica Boulevard, Suite 500
Santa Monica, California 90401

To the Board of Directors of Opiant Pharmaceuticals, Inc.:

I, Geoffrey Wolf, hereby resign from my position as a member of the Board of Directors of Opiant Pharmaceuticals, Inc. (the “Company”) and any committees thereof, as well as any officer positions I hold with the Company, effective immediately.

As you know, I will no longer be in possession of any material non-public information relating to the Company upon filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, which report you have assured me will be filed on or before December 4, 2017.

/s/ Geoffrey Wolf
Geoffrey Wolf